Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

	2003	2002	2001	2000	1999

NET EARNINGS	$2,753	$2,794	$1,550	$2,786	$2,446
ADD (DEDUCT)
Taxes on earnings	981	880	333	1,030	951
Amortization of capitalized interest, net of capitalized interest	11	8	(6)	(3)	(1)
Minority interest	11	18	17	8	8

NET EARNINGS AS ADJUSTED	$3,756	$3,700	$1,894	$3,821	$3,404

FIXED CHARGES
Interest on long-term and short-term debt	188	239	307	114	145
Capitalized interest cost	5	8	22	18	13
Rental expense represenative of an interest factor	63	59	50	48	44

TOTAL FIXED CHARGES	256	306	379	180	202

TOTAL ADJUSTED EARNINGS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$4,012	$4,006	$2,273	$4,001	$3,606

RATIO OF EARNINGS TO FIXED CHARGES	15.7	13.1	6.0	22.2	17.9

NOTE: For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting net earnings for taxes on earnings; interest expense; amortization of capitalized interest, net of capitalized interest; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.